Contact

www.linkedin.com/in/adamjones07
(LinkedIn)

Top Skills

API Development
Director level
Engineering Management

Adam Jones

I help purpose-driven organizations grow their business through thoughtful technical leadership and inspiring positive developer experience.
Chapel Hill, North Carolina, United States

Summary

Deeply experienced technical leader with a proven track record in the user and developer experience space. Excels at building and leading high performing teams. Passionate about creating a diverse and inclusive work environment where team members feel empowered to perform at their best.

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Experience

PeakActivity
Head of Engineering
June 2021 - Present (2 years 9 months)
Boynton Beach, Florida, United States

Successful hands-on technical leader promoting cross team collaboration and transparency with a widely distributed team of talented engineers, architects and managers.

Deeply experienced and passionate systems architect devoted to product and stakeholder success, helping large organizations with their e-commerce, mobile and web solutions.

Devoted to the success of our engineering delivery teams by fostering continuing education, inclusive and adaptive hiring standards, and working closely with product and operations teams to build cohesive best practices and processes for a more positive delivery experience.

Allstate Identity Protection
Technical Architect, API Lead
April 2019 - June 2021 (2 years 3 months)
Phoenix, Arizona Area

Provide architectural and engineering leadership and oversight with cross functional team collaboration and working closely with engineering to deliver cohesive Domain Driven API designs and integrations.

bithoop
Head of Engineering
April 2018 - March 2019 (1 year)
Greater Boston Area

Designed and developed minimum viable solution which was the catalyst for funding. Continued iterations of system design to set foundational resiliency and extensibility.

Interviewed, hired and mentored a small distributed team of engineers.

Kollabria
5 years 6 months

Software Engineering Manager
February 2014 - July 2018 (4 years 6 months)
Greater Boston Area

Led a technical team of contractors and FTE engineers building a highly available distributed enterprise SaaS product disrupting a multi billion dollar vertical. Primary responsibilities included, but not limited to, technical direction on building highly visible facing APIs and user experiences.

Actively involved in product requirements, technical architecture and strategic roadmaps with C-level management. Designed, developed and delivered business critical CI/CD tools, utilizing AWS CodePipeline, TravisCI. Automated deployment of platform using AWS CloudFormation driving savings on DevOps and disaster recovery.

Designed, developed and delivered both Node/Express server side rendered and React single page applications. Migrated on-premise application and systems to AWS platform.

Software Engineering Consultant
February 2013 - February 2014 (1 year 1 month)
Greater Boston Area

Principal architect and engineer responsible for delivering an enterprise IoT solution to a Fortune 500 company. Primary responsibilities included, but not limited to, creating User Interface designs, developing user experience workflows, IoT cloud communications, Raspberry Pi hacking and market technology research. Helped advance continual market research, product development and GTM consulting agreement with same Fortune 500 company. Designed, developed and delivered Node/Express IoT user interface.

Thomson Reuters
Software Engineer, UI
June 2011 - February 2013 (1 year 9 months)
Greater Boston Area

Lead, developer and mentor to junior engineers in the Multimedia Platform application as part of the Thomson Reuters Financials division, now part of NASDAQ. Primary responsibilities included requirements gathering, drafting technical specifications, define cost estimates, sprint planning and managed daily scrum. Developed and delivered innovative multimedia tools. Created highly effective complex user interfaces.

IBM
4 years 4 months

User Experience Lead, UI/UX
March 2009 - June 2011 (2 years 4 months)
Greater Boston Area

Lead, developer and mentor to junior engineers within the W3 CIO User Experience division. Implementation lead for the On-Demand Workplace, supporting the entire intranet system of 400,000+ active users. Responsible for unifying IBM's web presence through the merger of standards and processes issued as a web unification project commemorating IBM's centennial celebration. Designed and developed W3 Portlet pages, created portlet framework enabling non-technical persons to create WebSphere Portlet Server portlets using just HTML, Javascript and CSS.

IT Specialist
March 2007 - March 2009 (2 years 1 month)
Greater Boston Area

Consulting engineer responsible for design, development and delivery of software solutions for various businesses across multiple industry verticals. Developed L.L.Bean e-commerce platform UI, including, but not limited to product page components, product list pages, and checkout forms. Lead consultant responsible for HomeDepot's e-commerce checkout improvement program, resulting in an improvement of key core metrics and dramatically reducing checkout times and improving overall user experience.

Gotuit Media Corp
Software Engineer, UI

February 2006 - March 2007 (1 year 2 months)

Woburn, MA

Developed and delivered a MITX award winning streaming video platform as a partner solution for companies such as History Channel, MLS, Fox Sports and CBS. Platform became part of the acquisition to DigitalSmiths, later acquired by TiVo as part of its content discovery strategy. Modified and maintained legacy applications and lead small teams to develop kiosk style prototype applications.

Xplana Learning, Inc.

Software Engineer, UI

March 2005 - February 2006 (1 year)

Greater Boston Area

Houghton Mifflin

Software Engineer, UI

July 2004 - March 2005 (9 months)

Greater Boston Area

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Education

University of Rhode Island - College of Business Administration

Bachelor of Science (BS), Accounting and Finance · (1997 - 2001)